

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2011

Via Email
Mr. Edward Cespedes
Chief Executive Officer
MMAX Media, Inc.
511 N.E. 3rd Avenue, 1st Floor
Fort Lauderdale, FL 33760

> **Re:** **MMAX Media, Inc.**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 18, 2011**
> **File No. 000-53574**

Dear Mr. Cespedes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Since you have determined the company was a shell prior to its merger with Hyperlocal Marketing LLC, you may not account for this transaction as a business combination. Please revise your financial statements to account for the merger as a recapitalization with no step up in fair values. Specifically, no goodwill or intangible assets may be recorded in conjunction with a recapitalization. Please refer to FASB ASC 805.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 14

2. Please refrain from referencing the safe harbor provided by the Private Securities Litigation Reform Act of 1995 as this protection does not apply to you because your common stock is considered a penny stock.

Controls and Procedures, page 18

3. It appears that you have mistakenly combined your assessments of "disclosure controls and procedures" and "internal control over financial reporting." In this regard we note your disclosure that concluded that *your internal controls over financial reporting* were not effective as of the end of the period covered by this report. Please note that while Rule 13a-15(b) requires you to evaluate the effectiveness of your *disclosure controls and procedures* as of the *end of each fiscal quarter*, Rule 13a-15(c) requires you to evaluate the effectiveness of your internal control over financial reporting as of the *end of each fiscal year* and, therefore, the disclosures made pursuant to Item 308 of Regulation S-K would only be required in your annual reports on Form 10-K. In that regard, please note that "disclosure controls and procedures" and "internal control over financial reporting" are not interchangeable concepts. Tell us whether you performed an assessment of your disclosures controls and procedures as of September 30, 2011.

- Please revise to provide all the disclosures required by Item 307 of Regulation S-K and to provide a separate conclusion on the effectiveness of your *disclosure controls and procedures.*
- Further please remove all references to your management's assessment of your internal control over financial reporting and its conclusion on the effectiveness of your *internal control over financial repo*rting on that date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz, Staff Accountant, at 202-551-3628 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Brian Pearlman, Esq.
        Quintairos, Prieto, Wood & Boyer, P.A.